[Letterhead of Sullivan & Cromwell LLP]
April 2, 2007

Mark Webb,
Legal Branch Chief,
Securities and Exchange Commission,
Division of Corporation Finance,
100 F Street, NE,
Washington, DC 20549.

Re:	The Bank of New York Mellon Corporation —
Registration Statement on Form S-4 filed February 23, 2007
(File No. 333-140863)

Mellon Financial Corporation —
Annual Report on Form 10-K for the Year Ended December 31, 2006
filed February 23, 2007
(File No. 001-07410)
Dear Mr. Webb:
     Thank you for providing us with the Staff’s comments on the above-captioned filings, which were contained in your letter of March 23, 2007 (the “Comment Letter”). This letter provides the responses to those comments of The Bank of New York Company, Inc. (“Bank of New York”), Mellon Financial Corporation (“Mellon”) and The Bank of New York Mellon Corporation (“Newco”). In response to the Comment Letter Newco has filed an Amendment No. 1 to the above-referenced Registration Statement on Form S-4 (“Amendment No. 1”). For your convenience, we will deliver to the Staff separately four marked copies of Amendment No. 1, which have been marked to show changes made to the Registration Statement on Form S-4, as well as four unmarked copies of Amendment No. 1.
     We have repeated the items in the Comment Letter below in bold-face type to facilitate your review, followed by our responses in regular type. The numbers correspond to the numbers in the Comment Letter.

General
1.	Please file all exhibits, including drafts of your legality opinion, with your next amendment; they are subject to staff review.
     The remaining exhibits, including the form of Sullivan & Cromwell LLP opinion on the validity of the Newco common stock to be issued in connection with the transaction, have been filed with Amendment No. 1. Newco will file the executed versions of all opinions prior to the effectiveness of the Registration Statement.
2.	Please provide the Goldman Sachs and the UBS and Lazard board books.
     The (1) materials presented by Goldman, Sachs & Co. (“Goldman Sachs”) to the Bank of New York Board of Directors at its December 3, 2006 meeting and summarized under the caption “Opinion of Bank of New York’s Financial Advisor” and (2) materials jointly presented by UBS Securities LLC (“UBS”) and Lazard Frères & Co. LLC (“Lazard”) to the Mellon Board of Directors at its December 3, 2006 meeting and summarized under the caption “Opinions of Mellon’s Financial Advisors” will be provided to the Staff under separate cover by counsel for Goldman Sachs and UBS and Lazard, respectively, on a confidential and supplemental basis pursuant to Rule 12b-4 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 418 under the Securities Act of 1933, as amended (the “Securities Act”). In accordance with such rules, counsel for Goldman Sachs and UBS and Lazard have each requested that these materials be returned promptly following completion of the Staff’s review thereof. By separate letter, counsel for each of Goldman Sachs and UBS and Lazard also request confidential treatment of these materials pursuant to the provisions of 17 C.F.R. § 200.83.
3.	Please unbundle material charter amendments.
     In response to the Staff’s comment, two charter provisions have been unbundled for submission to the shareholders of both Bank of New York and Mellon at their respective special meetings. The first provision proposed to be included in Newco’s amended and restated certificate of incorporation (the “charter”) is the requirement that, during the first 36 months following completion of the transaction, an affirmative vote of the holders of at least 75 percent of Newco common stock is required to modify, amend or repeal Article Five of the bylaws or to adopt any bylaw provision or other resolution inconsistent with Article Five, which contains provisions relating to governance matters. The second is the provision proposed to be included in the charter establishing the aggregate number of shares of capital stock that Newco is authorized to issue. We believe that the separation of these proposals is fully responsive to the Staff’s unbundling guidance contained in the Fifth Supplement to the Telephone Interpretations Manual, dated September 2004.

4.	Please confirm that Mellon and Bank of New York did not exchange financial projections.
     Following receipt of the Comment Letter, a review was made of materials exchanged by the financial staffs of Bank of New York and Mellon as part of the due diligence process related to the proposed merger. In that due diligence, certain limited forward-looking financial information was exchanged. Bank of New York and Mellon will provide to the Staff copies of these materials on a confidential and supplemental basis pursuant to Rule 418 under the Securities Act and Rule 12b-4 under the Exchange Act. In accordance with such rules, Bank of New York and Mellon are requesting that the information provided be returned promptly following the completion of the Staff’s review. By separate letter, Bank of New York and Mellon will also request confidential treatment, pursuant to 17 C.F.R. §200.83, of the information provided.
     The exchanged materials provided to us for purposes of responding to this comment include two categories:
     First, preliminary annual and quarterly forecasts for 2007 and, in some cases, 2008, for each of Bank of New York and Mellon. We have been informed by each company that these forecasts were extremely preliminary and are not the final versions of these forecasts prepared for internal use (the final versions having not been exchanged). Moreover, the sole purpose for which these materials were exchanged was to allow each company to confirm that reliance upon I/B/E/S estimates was reasonable for purposes of their financial analyses, the analyses prepared by the financial advisors, the materials presented to their respective boards of directors, at the analyst call on December 4, 2006 announcing the transaction and to their respective shareholders (in the joint proxy statement/prospectus). Review of these preliminary forecasts, we are advised, facilitated such a determination. Therefore, such analyses, board and analyst presentation materials and the joint proxy statement/prospectus are based on I/B/E/S numbers.
     Disclosure has been added to page 37 of Amendment No. 1 to reflect the foregoing.
     Second, Bank of New York provided copies of materials that Bank of New York management had used on June 13, 2006 in a presentation to its board at an offsite meeting unrelated to the proposed transaction. This presentation included the “Sensitivity Analysis” pages that are being filed supplementally and confidentially. The forward-looking information contained therein, in Bank of New York’s view, should not be seen as forecasts or projections. These were prepared for internal purposes only, and not for purposes of public disclosure. Bank of New York and Mellon management have confirmed that the information contained in these pages is not material to investors. Therefore, no disclosure of this information is proposed.
Cover Page
5.	Please indicate the number of securities offered. See Item 501(b)(2) of Regulation S-K.
     We note that the number of shares of Newco common stock that will be issued to the shareholders of Bank of New York and Mellon pursuant to the transaction will depend upon the number of shares of common stock of each of Bank of New York and Mellon outstanding and reserved for issuance at the time the transaction is completed. Therefore, we cannot give an exact number of securities offered at this time. We believe that this is typical for similar joint proxy statement/prospectuses. However, we do not expect the number of shares of Bank of New York and Mellon common stock outstanding and reserved for issuance, which will be disclosed as indicated on page 99 of the registration statement, to change significantly prior to completion of the transaction. Therefore, the cover page to Amendment No. 1 has been revised to address the Staff’s comment in these circumstances.
Summary, page 1
6.	Please revise the preamble to state that it highlights the material, not “selected,” information.
     In response to the Staff’s comment, in Amendment No. 1 the preamble has been revised to state that it highlights “material” information from the joint proxy statement/prospectus.
Background of the Transaction, page 36
7.	We note in your disclosure in the first paragraph on page 36 that the banks reached points of disagreement in their negotiations; please elaborate as to what these obstacles were and how they were resolved.
     The disagreement noted under the caption “Background of the Transaction” centered on certain corporate governance matters such as the composition and structure of the Newco board and Newco’s name and state of incorporation. Through continued discussion between the senior management and boards of directors of Bank of New York and Mellon, and in consultation with their respective outside advisors, the parties were able to reach agreement on these points and complete the negotiations.
     In response to the Staff’s comment, the discussion of the parties’ negotiations has been revised to identify these specific points of disagreement on pages 35 and 36 of Amendment No. 1.

8.	We note that the Boards spent time negotiating the terms of the merger transaction; please provide a more fulsome discussion as to which terms were negotiated, particularly with regard to the price/exchange ratio negotiations.
     Although the parties’ boards of directors spent significant time considering certain terms of the transaction — particularly those terms relating to corporate governance and structure of the Newco board, the corporate name, and the corporate headquarters — the boards did not negotiate the exchange ratios. Rather, the two chief executive officers and the parties’ respective financial advisors, in consultation with senior management, negotiated the proposed exchange ratios, which were then presented to each board. Although there was discussion of using a shorter historical time period for determining the exchange ratio, ultimately Bank of New York and Mellon agreed that a one-year period was most appropriate. The parties considered, among other factors, that a longer period would give a more representative ratio than using a shorter period in which the Bank of New York stock price was affected by the results of an extraordinary, one-time event — the swap of Bank of New York’s retail business for the corporate trust business of JPMorgan Chase & Co., which was completed in October 2006.
     In response to the Staff’s comment, the disclosure on page 36 of Amendment No. 1 has been revised to highlight some of the items that were resolved through negotiations.
Bank of New York’s Reasons, page 38
9.	The board should specifically note each line item analysis in the Goldman Sachs opinion that does not support its recommendations and explain why, in light of those analyses, it is recommending the transaction.
     The discussion of Bank of New York’s reasons for adopting the plan of merger and recommending shareholder adoption of the plan of merger has been revised to add new disclosure on pages 40 and 41 of Amendment No. 1.
10.	Please revise to indicate that the assumptions made in the Goldman Sachs opinion include the cost savings and operating synergies projected by both managements to result from the transaction.
     The discussion of the Goldman Sachs opinion has been revised to include this language on page 40 of Amendment No. 1.
Mellon’s Reasons for the Transaction, page 41
11.	The board should specifically note each line item analysis in the UBS and Lazard opinion that does not support its recommendation and explain why, in light of those analyses, it is recommending the transaction.
     The discussion of Mellon’s reasons for adopting the plan of merger and recommending shareholder adoption of the plan of merger has been revised to add new disclosure on page 44 of Amendment No. 1.

12.	Please revise to indicate that the opinions of UBS and Lazard include the synergies (and for Lazard’s, other benefits) expected in the merger.
     The discussion of the UBS and Lazard opinions has been revised to include this language on page 43 of Amendment No. 1.
Persons in the Transaction, page 46
13.	Please provide a dollar amount (estimated, if necessary) for the various benefits and a total for each individual.
     The Interests of Certain Persons in the Transaction section has been revised on pages 46-54 of Amendment No. 1.
Opinion of Bank of New York’s Financial Advisor, page 59
14.	Please indicate all compensation received by Goldman Sachs and its affiliates from Bank of New York and its affiliates during the past two years.
     The requested disclosure has been added on page 72 of Amendment No. 1.
Summary of Joint Financial Analyses of Mellon’s Financial Advisors, page 73
15.	Please disclose the compensation paid by Mellon and its affiliates to UBS and its affiliates and to Lazard and its affiliates for the last two years.
     The requested disclosure has been added on page 80 of Amendment No. 1.
Removal of Directors; Newco, page 96
16.	You state that a director may be removed for any reason with a majority of votes cast by stockholders; however, your certificate of incorporation provides for a period where a supermajority vote would be necessary. Please revise to include this disclosure.
     Clause (b) of Article Sixth of Newco’s certificate of incorporation requires a supermajority shareholder vote for an amendment, modification or repeal of Article Five of Newco’s bylaws, or the adoption of any bylaw or other resolution inconsistent with Article Five, during the first 36 months following completion of the transaction. Article Five of Newco’s bylaws does not include any provisions relating to the removal of directors; rather, even during the initial 36 month period following completion of the transaction, a simple majority shareholder vote is required to remove a director.
     In order to clarify this point, the discussion on pages 102 and 103 of Amendment No. 1 has been revised.

Validity of Common Stock, page 126
17.	Please give the address of Sullivan & Cromwell. See Paragraph 23 of Schedule A to the Securities Act of 1933.
     The address of Sullivan & Cromwell LLP has been provided on page 133 of Amendment No. 1.
Where You Can Find More Information, page 128
18. You cannot incorporate Schedule 14A. See Item 11 of Form S-4.
     The reference to each company’s Proxy Statement on Schedule 14A has been removed from the lists of filings under the section “Where You Can Find More Information” on page 135 of Amendment No. 1.
Description of Newco Common Stock, page 93
19.	Since Form S-4 does not require a summary of Delaware law or even of Newco’s charter and bylaws, you cannot qualify the summary in its entirety by reference. See Rule 411(a). This comment also applies to Comparison of Shareholder’s Rights.
     The qualification by reference to the applicable provisions of Delaware law and Newco’s charter and bylaws has been removed from the disclosure on page 99 of Amendment No. 1.
Unaudited Pro Forma Combined Condensed Financial Information Bank of New York and Mellon
     The following responses have been provided by the appropriate financial and accounting staffs.
Note 5: Pro Forma Adjustments to Financial Statements, page 114
1.	In order to allow an investor to better understand pro forma adjustment (E) for amortization of intangible assets, please revise to separately disclose the fair value of each major type of intangible asset recorded, its estimated useful life, amortization method and associated expense. A tabular presentation may be useful. Refer to paragraph 52 of SFAS 141.
     In response to the Staff’s comment, footnote (E) on page 120 of Amendment No. 1 has been revised to provide the requested disclosure.

2.	We note your disclosure regarding pro forma adjustment (J) to reverse $92 million of accrued liabilities related to Mellon’s operating leases with either free rent periods or “step-up” annual lease payments that were recorded under SFAS 13. Please tell us whether you determined Mellon’s prior lease accounting to be in error. If you determined that a restatement of Mellon’s historical financial statements was not required, provide us with a qualitative and quantitative assessment of materiality for the related quarterly and annual periods which supports your determination.
     Pro forma adjustment (J) is not the result of an error in prior accounting. For operating leases, Mellon follows paragraph 15 of FAS 13 (Accounting for Leases). Annual lease expense is recognized on a straight-line basis for any leases with initial free rent periods or step-up annual payments, as that is representative of the time pattern in which the benefits are derived from the leased properties. FASB Technical Bulletin (FTB) No. 85-3 (Accounting for Operating Leases with Scheduled Rent Increases) clarifies that all operating leases with nonlevel rents should be recognized by lessors and lessees “on a straight-line basis over the lease term unless another systematic and rational allocation basis is more representative of the time pattern in which the leased property is physically employed.” Thus, in the initial years of such a lease, a liability is recorded as a higher rent expense is being recorded than the actual cash lease payments. This liability is accreted to rent expense in later years as cash lease payments exceed the rent expense recorded on a straight-line basis.
     FASB Interpretation No. 21 (Accounting for Leases in a Business Combination) states that the original determination of whether a lease is capital or operating should not be changed as a result of a business combination unless the terms of the lease are modified. Although a business combination does not affect the classification of unmodified operating leases, from the point of view of the acquiring entity, a new lease has been entered into for applying FTB 85-3. The business combination creates a new reporting basis for the acquired entity’s (i.e., Mellon’s) assets and liabilities. Newco would not carryover the historical accrual to its initial balance sheet. Rather, the acquiring entity (i.e., Newco) would amortize the remaining aggregate lease payments over the remaining lease periods on a straight-line basis, beginning with the date of acquisition.
3.	Please demonstrate for us how pro forma adjustments (J) and (O) meet the following criteria for inclusion under Item 11-02(b)(6) of Regulation S-X, or revise to remove these adjustments in your next amendment.
•	it is directly attributable to the transaction;

•	it is expected to have a continuing impact on the registrant; and

•	it is factually supportable.
     As discussed in Response 2 above, pro forma adjustment (J):

•	is directly attributable to the merger transaction. As a result of applying GAAP, future rent expense will be higher in Newco’s combined consolidated income statement than would be indicated by adding together the historical income statements of Bank of New York and Mellon. The application of such GAAP in the transaction would remove the current $92 million liability from the Mellon balance sheet and future monthly rental expense of Newco is recognized using only aggregate cash lease payments subsequent to the transaction, without any reduction of rent expense via accretion from the current $92 million liability recorded on Mellon’s balance sheet.

•	has a continuing impact to Newco over the remaining terms of the leases. The future rent expense will be higher than it otherwise would be if the $92 million liability were to continue to be accreted to reduce future rent expense.

•	is factually supportable. The current liability was recorded based on the lease contract cash payment terms that are clear and unambiguous. The adjustment reflects that the liability on Mellon’s final balance sheet should not, under GAAP, be carried over to the initial Newco balance sheet.
     The portion of the pro forma adjustment (O) discussing the $33 million adjustment to goodwill and paid-in capital in Notes 3 and 4, respectively:
•	is directly attributable to the transaction, as it represents the amount of unearned stock-based compensation on equity grants that did not accelerate upon change in control, which primarily relate to those individuals who waived acceleration of vesting. Absent the transaction, no change of control would occur, no acceleration of vesting would result, and thus no waivers to such acceleration would be applicable.

•	has a continuing impact on Newco. The purchase accounting for Mellon’s historical equity effectively eliminates its components from the Newco pro forma balance sheet, and an entry must be shown in additional capital to establish the unvested component of the revalued stock-based compensation awards, which will be amortized to expense over the remaining vesting periods after the transaction.

•	is factually supportable. The December 31, 2006 pro forma value was determined using the Black-Scholes option pricing model for stock options and the closing price for restricted stock. The fair value estimates will be recalculated as of the closing date of the transaction.

     The portion of the pro forma adjustment Note (O) that represented a $65 million reduction of staff expense and $1 million reduction in other noninterest expense has been removed, as the recurring annual benefit from the elimination of the expense that was recognized by Mellon in 2006 from these prior awards will be partially offset by the expense on future grants. The portion of the pro forma adjustment Note (O) relating to the $5 million increase in staff expense from the revaluation of stock-based compensation awards for individuals who elected to waive acceleration of vesting has been retained. We believe this $5 million increase:
•	is a direct result of the transaction. The revaluation of these unvested stock-based compensation awards held by Mellon employees results from elections made pursuant to the transaction.

•	has a continuing impact on Newco. It is expected that there will be an increase to the ongoing amortization expense of these stock-based compensation awards compared with historic compensation expense due to the increase in the value of the awards upon remeasurement at the completion of the transaction.

•	is factually supportable. The $5 million results from the revaluation of the stock-based compensation awards using market assumptions at the announcement of the transaction.
Mellon Financial Corporation
Form 10-K for the Year Ended December 31, 2006
     The following responses have been provided by Mellon’s financial and accounting staff for inclusion in this letter.
Consolidated Statement of Cash Flows, page 70
4.	We note you include proceeds from loans held for sale in the investing section of your Consolidated Statement of Cash Flows. Please separately quantify for us proceeds from loans held for sale from other loan sales. Tell us your basis for including these proceeds in the investing, rather than operating section for each period presented. Refer to paragraph 9 of SFAS 102.
     Mellon does not originate loans for sale in the ordinary course of business. Thus, the loan proceeds shown in Mellon’s Statement of Cash Flows and in the table below were not “originated or purchased specifically for resale” in the context of paragraph 9 of SFAS 102.
     The following shows the types of loan sales proceeds for the years 2004 through 2006:

	2006	2005	2004
Real Estate Finance portfolio sold 1st Q 2006	$487	$—	$—

Jumbo mortgage loans from high net worth asset management customers	139	189	44

Legacy mortgages from previously-owned mortgage banking operations	—	—	66

Other	20	—	14

Total	$646	$189	$124

     The largest sale proceeds in 2006 were received from the sale of Mellon’s large corporate real estate loan portfolio that had been classified as a business it intended to exit. As disclosed on page 31 of Mellon’s 2006 Annual Report, Mellon’s recent credit strategy has been to exit all credit relationships for which a broad fee-based relationship resulting from the cross-sale of Mellon’s fee services does not exist. This legacy portfolio of loans was not “originated or purchased specifically for resale” in the context of paragraph 9 of SFAS 102.
     Mellon does not advertise for or otherwise seek to originate significant numbers of jumbo mortgage loans. Rather, they are generally loans requested by existing higher net worth customers of its Private Wealth Asset Management business and done as an accommodation to these customers who have other business with Mellon. Periodic sales may be done for balance sheet management purposes, for example to not retain fixed rate loans with longer terms. Jumbo mortgage loans are not “originated or purchased specifically for resale” in the context of paragraph 9 of SFAS 102, and the loan sales did not result in material gain/loss on sales in any of the three years shown above. Credit losses from these loans are de minimis.
Notes to the Financial Statements
27. Derivative Instruments Used for Trading and Interest Rate Risk Management Purposes, page 109
5.	To help us better understand your accounting for fair value hedges of fixed rate long-term debt and fixed rate certification of deposit that you re-designated in the fourth quarter of 2006 (described on page 48), please provide us with the following additional information:
•	the reason(s) for the re-designation, including whether you determined your prior accounting to be in error;

•	if you determined that a restatement of your historical financial statements was not required, provide us with a qualitative and quantitative assessment of materiality for the related quarterly and annual periods which supports your determination;
     As Mellon explained in its July 20, 2006 and August 7, 2006 response letters to the SEC’s Division of Corporation Finance, it did not believe its prior accounting for the hedges of the fixed rate long-term debt and certificates of deposit was in error. Hedge terms were carefully structured to comply with all the requirements of paragraph 68 of SFAS 133 in order to qualify for an assumption of no ineffectiveness (i.e., short-cut accounting).
     In the fourth quarter of 2006, Mellon’s management assessed and discussed with its independent accountants the perception that the short-cut application method was becoming increasingly disfavored by regulators and accounting standard-setters. Therefore, Mellon determined that a more conservative approach would be to de-designate the existing hedges and to re-designate these hedges under the “long-haul” accounting method. Upon re-designating the hedges and as discussed further below, Mellon determined that both at the inception of the re-designated hedges and on an on-going basis, the re-designated hedges are expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk during the period the hedges are designated. This re-designation was done under the guidance of paragraph 62 of SFAS 133 and DIG issue E9, which permit re-designation when an entity identifies and wants to apply an improved method of assessing hedge effectiveness.
     The following shows the receive fixed/pay variable interest rate swaps re-designated in the fourth quarter and outstanding at December 31, 2006, which convert fixed rate liability instruments to variable rate instruments.

	Number of
	interest rate	Notional value	Fair value
Hedged item	swaps	(millions)	(millions)
Notes & debentures	8	$1,550	$(28)
Certificates of deposit	8	85	(2)

Total	16	$1,635	$(30)

     The following comments, which were also included in Mellon’s July 20, 2006 response to the SEC’s Division of Corporation Finance June 23, 2006 comment letter, summarize how interest rate swaps used to hedge these liabilities prior to the fourth quarter of 2006 complied with each of the criteria in paragraph 68 of SFAS 133, allowing Mellon to make the assumption of “no-ineffectiveness.” These responses are applicable to all swaps, prior to re-designation in the fourth quarter of 2006, used for the above hedged items and support that the prior accounting was not an error. At that time and through the fourth quarter 2006 re-designations, the criteria were met as follows:
•	paragraph 68a: The notional amounts of each swap at inception were exactly equal to either the total principal amount of the hedged liability or a designated portion of the total principal. Furthermore, for each liability hedged by multiple interest rate swaps, the sum of the notional amount of the swaps is precisely equal to the principal amount of the hedged liability; no swap was designated as hedging more than one liability;
•	paragraph 68b: Each swap was executed “at the market” as determined by Mellon’s practice of obtaining competitive bids and taking the best bid. Swaps executed “at the market” had a zero value at inception as referenced in paragraph 131 of SFAS 133. No upfront fees were embedded in any of the swaps;

•	paragraph 68c: The terms of each swap included a fixed rate that was the same throughout the term and a variable rate that was based on the same index or rate (3-month LIBOR) throughout the term of the swap and included the same constant adjustment or no adjustment;

•	paragraph 68d with respect to whether the liability is prepayable:

The notes and debentures being hedged were not callable, except for three items. Three callable debt instruments had make-whole provisions. Illustrative example #4 in DIG Issue E6 (“The Shortcut Method and the Provisions That Permit the Debtor or Creditor to Require Prepayment”) indicates that fixed rate debt instruments that include a make-whole provision are not considered prepayable under paragraph 68d of SFAS 133. The interest rate swaps did not include make-whole provisions beyond standard settlement mechanisms.

Certificates of deposit (totaling $50 million at year-end 2006) were callable, and the related interest rate swap hedging these $50 million of callable certificates had mirror-image call options as required by paragraph 68d. The remaining certificates of deposit were not prepayable;

•	paragraph 68dd: The variable leg of each swap was based on 3-month LIBOR, which was the benchmark interest rate risk designated as being hedged throughout the term of the swap;

•	paragraph 68e: All terms of the hedged items and the related interest rate swaps were determined to be typical of those items and were not considered to invalidate the assumption of no ineffectiveness;

•	paragraph 68f: Each swap’s expiration date precisely matched the maturity date of the hedged item;

•	paragraph 68g: Each swap did not contain any floors or caps on the variable interest rate of the swap;

•	paragraph 68h: Each swap outstanding through the date of the re-designation had quarterly repricing based on the index associated with the variable leg of the swap, which was considered sufficiently frequent to justify the assumption that the variable payment was at a market rate.
     All of the above criteria in paragraph 68 of SFAS 133 were properly met prior to the re-designation.
•	the critical terms of your derivative hedges and hedged items;
     The following table shows the critical terms of the derivatives and corresponding fixed rate long-term debt and fixed rate certificates of deposits (i.e., the hedged items) that were re-designated in the fourth quarter of 2006.

		Amount of Both the Hedged Item
		and Notional Amount of the	Maturity Date and Interest
Hedged Item	Hedging Instrument	Hedging Instrument	Payment Dates of Both Items
Fixed Rate Certificate of Deposit, semi-annual interest payments	Receive Fixed/Pay 3-Month LIBOR swap, semi annual interest payments	$10,000,000	April 10, 2014, interest payment dates of both items match exactly
Fixed Rate Callable Certificate of Deposit, semi annual interest payments	Receive Fixed/Pay 3-Month LIBOR cancelable swap, semi annual interest payments	$25,000,000	October 5, 2015, interest payment dates of both items match exactly
Fixed Rate Zero Coupon Certificate of Deposit	Receive Fixed/Pay 3-Month LIBOR minus 5.5 basis points	$8,419,000	February 24, 2009, both instruments pay interest at maturity
Fixed Rate Zero Coupon Certificate of Deposit	Receive Fixed/Pay 3-Month LIBOR minus 5 basis points	$4,219,000	December 14, 2009, both instruments pay interest at maturity
Fixed Rate Zero Coupon Certificate of Deposit	Receive Fixed/Pay 3-Month LIBOR minus 5 basis points	$4,104,250	January 18, 2011, both instruments pay interest at maturity
Fixed Rate Zero Coupon Certificate of Deposit	Receive Fixed/Pay 3-Month LIBOR minus 5 basis points	$4,445,000	April 18, 2011, both instruments pay interest at maturity
Fixed Rate Zero Coupon Certificate of Deposit	Receive Fixed/Pay 3-Month LIBOR minus 5 basis points	$3,728,000	December 13, 2011, both instruments pay interest at maturity
Fixed Rate Callable Certificate of Deposit, semi annual interest payments	Receive Fixed/Pay 3-Month LIBOR cancelable swap, semi annual interest payments	$25,000,000	February 6, 2018, interest payment dates of both items match exactly
Subordinated Debt, semi annual interest payments	Receive Fixed/Pay 3-Month LIBOR swap, semi annual interest payments	$300,000,000	December 15, 2014, interest payment dates of both items match exactly
Subordinated Debt, semi annual interest payments	Receive Fixed/Pay 3-Month LIBOR swap, semi annual interest payments	$300,000,000	May 14, 2011, interest payment dates of both items match exactly
Subordinated Debt, semi annual interest payments	Receive Fixed/Pay 3-Month LIBOR swap, semi annual interest payments	$300,000,000	December 1, 2014, interest payment dates of both items match exactly
Subordinated Debt, semi annual interest payments	Receive Fixed/Pay 3-Month LIBOR swap, semi annual interest payments	$250,000,000	November 15, 2018, interest payment dates of both items match exactly
Subordinated Debt, semi annual interest payments	Receive Fixed/Pay 3-Month LIBOR swap, semi annual interest payments	$100,000,000	December 1, 2014, interest payment dates of both items match exactly
Senior Notes, semi annual interest payments	Receive Fixed/Pay 3-Month LIBOR swap, semi annual interest payments	$100,000,000	April 1, 2009, interest payment dates of both items match exactly
Senior Notes, semi annual interest payments	Receive Fixed/Pay 3-Month LIBOR swap, semi annual interest payments	$100,000,000	April 1, 2009, interest payment dates of both items match exactly
Senior Notes, semi annual interest payments	Receive Fixed/Pay 3-Month LIBOR swap, semi annual interest payments	$100,000,000	April 1, 2009, interest payment dates of both items match exactly

•	how these hedges meet the criteria of paragraphs 20 and 28 of SFAS 133;
     All of Mellon’s hedging relationships are fair value hedges. In accordance with paragraph 20a of SFAS 133, Mellon prepares formal documentation at the inception of the hedging relationship, which documents its risk management objective and strategy for undertaking the hedging relationship. It also documents the hedging instrument, the hedged item, the nature of the risk being hedged and how the hedging instrument’s effectiveness in offsetting the exposure to changes in the hedge item’s fair value attributable to the hedged risk is assessed.
     Upon re-designation to the long-haul method in the fourth quarter of 2006 and in accordance with paragraph 20b of SFAS 133, Mellon assessed, both at the re-designation date of the hedge and on an on-going basis, that the hedging relationship is expected to be highly effective in achieving offsetting changes in fair value attributable to the hedged risk during the period the hedge is designated. This analysis is prepared monthly and is consistent with the risk management strategy documented for each hedging relationship. Specific measures are addressed in the next response below.
     Paragraph 20c of SFAS 133 is not applicable to Mellon’s hedging strategies since it does not designate written options to hedge recognized assets, liabilities or unrecognized firm commitments.
     Paragraph 28 of SFAS 133 specifically addresses the documentation requirements for cash flow hedges, and is not applicable to Mellon’s fair value hedging activity.
•	a description of the quantitative and qualitative measures you use to assess effectiveness both at inception and on an ongoing basis; and
     In accordance with paragraph 62 of SFAS 133, Mellon uses a consistent approach to assess effectiveness for all of its hedging relationships. Mellon completes an assessment at inception, and its periodic effectiveness assessment for all hedges is performed monthly. Mellon followed the guidance of paragraphs 120C and 120D of SFAS 133 in establishing its practice of computing the changes in fair value of the hedged item attributable to the changes in the benchmark interest rate for the specified period.
     Also, in accordance with paragraph 21f of SFAS 133, the calculation of the change in the hedged item’s fair value attributable to changes in the benchmark interest rate is based on all of the contractual cash flows of the hedged item. Detailed information on Mellon’s processes for assessing effectiveness at hedge inception and during the hedging relationship is provided below.

At Inception of the Hedging Relationship:
     For each hedging relationship, the assessment of hedge effectiveness is made using regression analysis. To complete this analysis, both the hedged item and the related hedging interest rate swap cash flows are built in Mellon’s derivative processing and valuation system. The monthly respective changes in fair values of each instrument are computed over a 24-month period using historical month-end LIBOR swap forward interest rate curves. As the swaps were structured with all critical terms (e.g., notional amount, interest payment and maturity dates) matching the hedged item in order to maximize the hedge relationship, 24 months was considered a sufficient period in order to assess hedge effectiveness.
     In order to isolate the impact of interest rate changes, each instrument was valued at each month-end using the month-end yield curve and the prior month-end yield curve. The difference between the two resulting values reflects the change in fair value due to changes in the benchmark LIBOR swap rate during the period. The statistical measures R-squared, slope coefficient, confidence intervals for slope, F-statistic and T-statistic are computed. For these computations, the hedging derivative is set as the dependent variable; the hedged item as the independent variable. The intercept is forced to zero to focus the computations on the relationship between the hedge and the hedged item, which Mellon believes is suggested by industry practice requiring results to yield 80% to 125% offset.
     The hedging relationship will be considered highly effective if all of the following are met:
•	The computed R-squared value is equal to or between .80 and 1.00,

•	The slope coefficient is equal to or between .80 and 1.25,

•	The lower and upper slope confidence intervals (at a 95% confidence level) are equal to or between .80 and 1.25,

•	The significance of the F-statistic is equal to or less than .05,

•	The computed T-statistic is equal to or greater than the threshold chosen for statistical significance.
     For the T-statistic comparison, the statistical significance level was set at .05 (to provide a 95% confidence level). The threshold for this statistical significance level for 24 data points (or 23 degrees of freedom) is 2.07. A T-statistic value, in absolute value terms, of equal to or greater than 2.07 will permit the rejection of the null hypothesis (i.e., that there is no relationship between the changes of the swap and the hedged item as a result of changes in the LIBOR benchmark interest rates).

     During the Hedging Relationship:
     On a monthly basis, Mellon assesses effectiveness by updating the analysis performed coincident with the hedge designation to reflect the current month’s fluctuations in the benchmark LIBOR swap forward interest rates. Mellon considers the risk of default by the counterparty to the swap contract in this assessment.
     Retrospectively: Mellon evaluates whether the hedging relationship has been highly effective during each month just ended by updating the regression analysis to include the most recent monthly accounting period. The earliest month’s data is removed from the analysis so that a rolling 24-month analysis of the most recent historical data is maintained. The statistical measures identified above are computed, and the hedge is considered to have been highly effective if the computed values are within the ranges defined above.
     Prospectively: Monthly, Mellon determines whether it expects the hedging relationship to continue to be highly effective based upon the updated historical analysis, as well as any other known factors that could influence the future valuations, including the risk of counterparty default.
•	how you measure ineffectiveness.
     In accordance with the requirements of paragraph 22 of SFAS 133 and DIG issue E7, the ineffectiveness is measured using dollar-offset. Every month, ineffectiveness is measured by comparing the one-month change in the fair value of the hedged item, measured based on the total changes in the benchmark LIBOR benchmark forward interest swap rates, to the one-month change in the total fair value of the hedging interest rate swap. Hedge ineffectiveness occurs when the change in the fair value of the debt attributable to the changes in the benchmark LIBOR swap rate does not equal changes in the fair value of the hedging interest rate swap. Ineffectiveness is recognized immediately in net interest income each period.
6.	For each type of long-haul hedging relationship entered into during the periods presented please describe for us the quantitative and qualitative measures you use to assess effectiveness both at inception and on an ongoing basis, if not already explained above. Specifically reference the appropriate sections of SFAS 133, including any applicable DIG Issues, which support the use of each test.
     In response to the Staff’s comment, please see the explanations provided in response to Comment 5 above.

Additional adjustment reflected in Amendment No. 1
     Subsequent to Newco’s February 23, 2007 submission of the S-4, it was determined that the application of FASB Interpretation No. 21 (Accounting for Leases in a Business Combination) requires adjustment of the pro forma adjustments previously shown on the Unaudited Pro Forma Combined Consolidated Balance Sheet and Income Statement. Upon additional internal review and consultation with the parties’ external accountants on the accounting for lease finance assets in a purchase business combination, the pro forma adjustments related to Loans, Accrued taxes and other expenses, and the Provision for income taxes have been modified. These adjustments result from applying this FASB Interpretation, which primarily affects the presentation of lease finance assets net of related deferred taxes at the transaction date, and are not the result of any known potential impairment issue.
     The following references have also been added:
•	Note C on page 120:
The adjustment to lease finance assets in accordance with FASB Interpretation No. 21 (Accounting for Leases in a Business Combination) adjusts the lease finance assets carrying value to the present value of after-tax cash flows using current yields, as well as reverses the deferred tax liability that had previously been recorded on these lease finance assets by Mellon.
•	Note U on page 122:
The adjustment included in the pro forma tax provision related to lease finance assets includes the taxes that will be recorded for these assets based on the new carrying value as described in Note C above, rather than the 38% statutory provision used for all other pro forma adjustments.

* * *
     Thank you again for your consideration of our responses. If you have any questions or require any additional information, please do not hesitate to contact the undersigned at (212) 558-4960.

Sincerely, /s/ Mitchell S. Eitel Mitchell S. Eitel

(Enclosures)

cc:	David Irving Sharon Johnson Kathryn McHale (Securities and Exchange Commission)
John M. Liftin (The Bank of New York Company, Inc.)
Carl Krasik (Mellon Financial Corporation)
Lee A. Meyerson Maripat Alpuche (Simpson Thacher & Bartlett LLP)
H. Rodgin Cohen (Sullivan & Cromwell LLP)